Exhibit 99.1

AMENDMENT NO. 2 TO CREDIT AGREEMENT

AMENDMENT NO. 2 TO CREDIT AGREEMENT, dated as of November 26, 2019 (this “Amendment”), to that certain Credit Agreement, dated as of June 30, 2017, as amended by that certain Omnibus Amendment and Consent, dated as of July 23, 2018 (as such document may have been further amended or otherwise modified to but excluding the date hereof, the “Existing Credit Agreement”), among DHX MEDIA LTD., a Canadian corporation (the “Borrower”), the Lenders party thereto and Royal Bank of Canada, as Swingline Lender, L/C Issuer and Administrative Agent (the Existing Credit Agreement as amended by this Amendment, and as may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Amended Credit Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Existing Credit Agreement.

RECITALS

A.       WHEREAS, the Borrower desires to amend and make certain other modifications to the Existing Credit Agreement to, among other things (i) remove the step-downs applicable to the financial covenant, (ii) make certain other modifications to the Existing Credit Agreement set forth herein.

B.       WHEREAS, this Amendment requires the consent of Required Lenders and the Borrower has requested the Administrative Agent and the Lenders to approve such amendments and modifications contained herein;

C.        WHEREAS, upon the terms and conditions set forth herein, the Administrative Agent and the Lenders executing this Amendment are willing to approve the amendments and modifications contained herein;

D.       WHEREAS, each Loan Party under the Existing Credit Agreement expects to realize substantial direct and indirect benefits as a result of this Amendment becoming effective and the consummation of the transactions contemplated hereby and agrees to reaffirm its obligations pursuant to Credit Agreement and the other Loan Documents to which it is a party.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.                   Amendments to Existing Credit Agreement. Effective on the Amendment No. 2 Effective Date, the Existing Credit Agreement is hereby amended as follows:

(a)                Section 1.1 of the Credit Agreement is hereby amended to add the following definitions in proper alphabetical order:

“Amendment No. 2” means the Amendment No. 2 to Credit Agreement, dated as of November 26, 2019, among the Borrower, the Administrative Agent and Required Lenders.

“Amendment No. 2 Effective Date” means the date on which the Amendment No. 2 becomes effective in accordance with its terms, which date was, for the avoidance of doubt, November 26, 2019.

“Required Leverage Ratio” means a Total Net Leverage Ratio as of the last day of each fiscal quarter not to exceed the ratio set forth below for such fiscal period:

Calendar Year	March 31	June 30	September 30	December 31
2017	--	--	7.25:1.00	7.25:1.00
2018	7.25:1.00	7.25:1.00	6.75:1.00	6.75:1.00
2019	6.75:1.00	6.75:1.00	6.50:1.00	6.50:1.00
2020	6.50:1.00	6.50:1.00	5.75:1.00	5.75:1.00
2021	5.75:1.00	5.75:1.00	5.50:1.00	5.50:1.00
2022	5.50:1.00	5.50:1.00	5.50:1.00	5.50:1.00
2023	5.50:1.00	5.50:1.00	5.50:1.00	--

(b)                Clause (a) to the definition of “Applicable Rate” is hereby amended and restated in its entirety as follows:

“(x) prior to the Amendment No. 2 Effective Date, in the case of the Term Loans, a percentage per annum equal to (i) in the case of Eurodollar Rate Loans or BA Discount Rate Loans, 3.75% per annum and (ii) in the case of Base Rate Loans or Canadian Prime Rate Loans, 2.75% per annum and (y) from and after the Amendment No. 2 Effective Date, in the case of the Term Loans, a percentage per annum equal to (i) in the case of Eurodollar Rate Loans or BA Discount Rate Loans, 4.25% per annum and (ii) in the case of Base Rate Loans or Canadian Prime Rate Loans, 3.25% per annum.”

(c)                Clause (b)(viii) of the definition of “Consolidated EBITDA” is hereby amended and restated in its entirety as follows:

“pro forma “run rate” cost savings, operating expense reductions and synergies, in each case, related to permitted acquisitions, divestitures and restructurings consummated by the Borrower or any of its Restricted Subsidiaries and projected by it in good faith (and certified by the chief financial officer of Borrower in reasonable detail) to result from actions taken or expected to be taken (in the good faith determination of Borrower) within eighteen months after the date any such acquisition, divestiture, or restructuring is consummated, and in each case to the extent reasonably expected to be realized within such eighteen month period; provided that amounts added-back to Consolidated EBITDA in reliance on this clause (b)(viii) (including any such amounts that would be permitted to be included in financial statements prepared in accordance with Regulation S-X), shall not, in the aggregate, exceed 20.0% of Consolidated EBITDA (determined prior to giving effect to such add-backs) in any four consecutive fiscal quarter period,”

(d)                The definition of “BA Period” is hereby amended by replacing the reference to “one, two, three or six months” therein with “one, two or three months”.

(e)                Section 7.10 of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

“Permit the Total Net Leverage Ratio as of the last day of any fiscal quarter to exceed 6.75:1.00.”

(f)                 Section 7.12 of the Existing Credit Agreement is hereby amended by replacing the reference to the term “compliance with the financial covenant set forth in Section 7.10” with “Pro Forma Compliance with the Required Leverage Ratio”.

(g)                Each reference to the term “Pro Forma Compliance with the financial covenant set forth in Section 7.10” occurring in the Existing Credit Agreement is hereby amended and replaced with “Pro Forma Compliance with the Required Leverage Ratio”.

(h)                Article 9 of the Existing Credit Agreement is hereby amended by adding the following text as Section 9.15 thereto:

“Section 9.15. Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for hedge agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a)       In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)       As used in this Section 9.15, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following:

i. a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

ii. a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

iii. a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).”

2.                   Conditions to Effectiveness of this Amendment. This Amendment shall become effective as of the first date (the “Amendment No. 2 Effective Date”) on which the following conditions have been satisfied or waived:

(a)                Amendment. The Administrative Agent (or its counsel) shall have received from (a) the Loan Parties, (b) the Administrative Agent and (c) Required Lenders, either (x) counterparts of this Amendment signed on behalf of such parties or (y) written evidence satisfactory to the Administrative Agent (which may include facsimile or other electronic transmissions of signed signature pages) that such parties have signed counterparts of this Amendment.

(b)                Closing Certificate. The Administrative Agent shall have received a certificate of a Responsible Officer of the Borrower, dated the Amendment No. 2 Effective Date:

(i)                 certifying that there have been no changes to its Organizational Documents since July 23, 2018 or, if so, setting forth same;

(ii)               attaching resolutions of its board of directors authorizing the execution, delivery and performance of this Amendment and the transactions contemplated hereby, and certifying that (A) such resolutions were duly adopted and are in full force and effect and (B) no other resolutions relating to this Amendment and the transactions contemplated hereby have been adopted; and

(iii)             certifying as to the incumbency of its officer or officers who may sign this Amendment, including therein a signature specimen of such officer or officers.

(c)                Prepayment. The Borrower shall apply an aggregate amount of not less than CAD$50 million from the proceeds of an offering of public equity to the prepayment of Term Loans in accordance with Section 2.05(a)(i) of the Existing Credit Agreement.

(d)                the representations and warranties in Section 3 of this Amendment shall be true and correct in all material respects on and as of the Amendment No. 2 Effective Date; provided that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(e)                no Default or Event of Default shall exist on the Amendment No. 2 Effective Date before or after giving effect to this Amendment and the transactions contemplated hereby.

(f)                 Administrative Agent and Arranger Fees and Expenses. The Administrative Agent shall have received (i) a consent fee, for the account of each Lender that executes and delivers a signed counterpart of this Amendment on or prior to 5:00 p.m. New York City time on the Amendment No. 2 Effective Date (each such Lender, a “Consenting Lender”) in an amount equal to [* - Fee redacted as commercially sensitive information] of each such Lender’s Loans and Commitments outstanding on the Amendment No. 2 Effective Date, (ii) all reasonable fees and expenses (including, without limitation, reasonable legal fees and expenses of Paul Hastings LLP) due and payable to the Administrative Agent, in the case of expenses, to the extent a reasonably detailed invoice has been delivered to the Borrower at least two Business Days prior to the Amendment No. 2 Effective Date and (iii) payment of any other fees agreed in writing by the Borrower and any Arranger in connection herewith.

3.                   Representations and Warranties.

(a)                The Borrower represents and warrants to each of the Lenders and the Administrative Agent that, as of the Amendment No. 2 Effective Date, this Amendment and the Amended Credit Agreement constitute the Borrower’s legal, valid and binding obligation, enforceable against the Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(b)                After giving effect to this Amendment, each of the representations and warranties of each Loan Party set forth in the Loan Documents to which it is a party shall be true and correct in all material respects, in each case on and as of such date as if made on and as of such date, provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates.

(c)                After giving effect to this Amendment and the transactions contemplated hereby, no Default or Event of Default has occurred and is continuing on the Amendment No. 2 Effective Date.

4.                   Consent and Reaffirmation. Each Loan Party hereby (a) consents to this Amendment and the transactions contemplated hereby, (b) agrees that, notwithstanding the effectiveness of this Amendment, the Guaranty and Security Documents to which it is a party continue to be in full force and effect, (c) affirms and confirms its guaranty (in the case of a Guarantor) of the Obligations and the pledge and/or grant of a security interest in its assets as Collateral pursuant to the Security Documents to secure the Obligations, all as provided in the Loan Documents, and (d) acknowledges and agrees that such guaranty, pledge and/or grant continues in full force and effect in respect of, and to secure, the Obligations under the Amended Credit Agreement and the other Loan Documents. Without limiting the foregoing, nothing herein contained shall be construed as a novation of any of the Loan Documents or a substitution or novation of the Obligations or instruments guaranteeing or securing the same, which Loan Documents, Obligations and instruments shall remain and continue in full force and effect.

5.                   Effect of Amendment.

(a)                Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of, the Lenders or the Administrative Agent under the Amended Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

(b)                On and after the Amendment No. 2 Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import, and each reference to the Credit Agreement, “thereunder”, “thereof”, “therein” or words of like import in any other Loan Document, shall be deemed a reference to the Amended Credit Agreement, as amended hereby.

6.                   Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of any executed counterpart of a signature page of this Amendment by facsimile transmission or other electronic imaging means shall be effective as delivery of a manually executed counterpart hereof.

7.                   Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

8.                   Governing Law; Jurisdiction; Etc.

(a)                GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b)                SUBMISSION TO JURISDICTION. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS FOR ITSELF AND ITS PROPERTY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT TO THE EXCLUSIVE GENERAL JURISDICTION OF THE SUPREME COURT OF THE STATE OF NEW YORK FOR THE COUNTY OF NEW YORK (THE “NEW YORK SUPREME COURT”), AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (THE “FEDERAL DISTRICT COURT”, AND TOGETHER WITH THE NEW YORK SUPREME COURT, THE “NEW YORK COURTS”) AND APPELLATE COURTS FROM EITHER OF THEM; PROVIDED THAT NOTHING IN THIS AMENDMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE (I) ANY AGENT FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS (IN WHICH CASE ANY PARTY SHALL BE ENTITLED TO ASSERT ANY CLAIM OR DEFENSE, INCLUDING ANY CLAIM OR DEFENSE THAT THIS SECTION 13(B) WOULD OTHERWISE REQUIRE TO BE ASSERTED IN A LEGAL ACTION OR PROCEEDING IN A NEW YORK COURT), OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF THE ADMINISTRATIVE AGENT OR ANY OTHER AGENT, (II) ANY PARTY FROM BRINGING ANY LEGAL ACTION OR PROCEEDING IN ANY JURISDICTION FOR THE RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT, (III) IF ALL SUCH NEW YORK COURTS DECLINE JURISDICTION OVER ANY PERSON, OR DECLINE (OR, IN THE CASE OF THE FEDERAL DISTRICT COURT, LACK) JURISDICTION OVER ANY SUBJECT MATTER OF SUCH ACTION OR PROCEEDING, A LEGAL ACTION OR PROCEEDING MAY BE BROUGHT WITH RESPECT THERETO IN ANOTHER COURT HAVING JURISDICTION AND (IV) IN THE EVENT A LEGAL ACTION OR PROCEEDING IS BROUGHT AGAINST ANY PARTY HERETO OR INVOLVING ANY OF ITS ASSETS OR PROPERTY IN ANOTHER COURT (WITHOUT ANY COLLUSIVE ASSISTANCE BY SUCH PARTY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES), SUCH PARTY FROM ASSERTING A CLAIM OR DEFENSE (INCLUDING ANY CLAIM OR DEFENSE THAT THIS SECTION 11(b) WOULD OTHERWISE REQUIRE TO BE ASSERTED IN A LEGAL ACTION OR PROCEEDING IN A NEW YORK COURT) IN ANY SUCH ACTION OR PROCEEDING.

(c)                WAIVER OF VENUE. EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AMENDMENT IN ANY COURT REFERRED TO IN SECTION 13(B). EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)                SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02 OF THE CREDIT AGREEMENT. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

9.                   WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY TO THIS AMENDMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS AMENDMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS AMENDMENT, OR THE TRANSACTIONS RELATED THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 9 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their officers as of the date first above written.

DHX MEDIA LTD.

By:	“Aaron Ames”
Name:	Aaron Ames
Title:	Chief Financial Officer

DHX Media Ltd. Amendment No. 2

CONSENTED TO:

DHX MEDIA (VANCOUVER) LTD.

DHX MEDIA (VANCOUVER PROD) II LTD.

DHX MEDIA (HALIFAX) LTD.

AIR SEA PRODUCTIONS INC.

HALIFAX FILM DISTRIBUTION LTD.

COOKIE JAR MUSIC INC.

COOKIE JAR DEVELOPMENT INC.

EPITOME PICTURES INC.

DHX TELEVISION LTD.

DHX MEDIA (TORONTO) LTD.

DHX MEDIA (TORONTO PROD) LTD.

CODE2 PRODUCTIONS INC.

2213312 ONTARIO LIMITED

DHX LIVE TOURS INC.

NERD CORPS ENTERTAINMENT INC.

NERD CORPS INTERACTIVE INC

NERD CORPS INTERNATIONAL DISTRIBUTION INC.

3305409 NOVA SCOTIA LIMITED

3298112 NOVA SCOTIA LIMITED

3313301 NOVA SCOTIA LIMITED

DHX GLOBAL HOLDINGS LTD.

DHX MEDIA (CANADA PROD) LTD.,

each as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Corporate Secretary

DHX USA INC. COOKIE JAR MUSIC (USA) LLC DHX SSP HOLDINGS LLC SHORTCAKE IP HOLDINGS LLC DHX ENTERTAINMENT (USA) INC. WILD BRAIN ENTERTAINMENT, INC. DHX SVOD USA LLC, each as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Corporate Secretary

DHX Media Ltd. Amendment No. 2

COOKIE JAR ENTERTAINMENT HOLDINGS UK LTD, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

COOKIE JAR ENTERTAINMENT UK LTD, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

COPYRIGHT PROMOTIONS GROUP LIMITED, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

THE COPYRIGHT PROMOTIONS LICENSING GROUP LIMITED, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

COOKIE JAR DISTRIBUTION LIMITED, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

DHX Media Ltd. Amendment No. 2

DHX MEDIA DISTRIBUTION LIMITED, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

DHX MEDIA (UK) LIMITED, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

DHX UK HOLDINGS LIMITED, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

DHX WORLDWIDE HOLDINGS LIMITED, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

DHX WORLDWIDE LIMITED, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

WILD BRAIN INTERNATIONAL LIMITED, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

DHX Media Ltd. Amendment No. 2

WILD BRAIN FAMILY INTERNATIONAL LIMITED, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

Copyright Promotions Licensing Group GmbH, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

COPYRIGHT PROMOTIONS EUROPE B.V., as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

Team! Licensing GmbH, as a Guarantor

By:	“James Bishop”
Name:	James Bishop
Title:	Director

DHX Media Ltd. Amendment No. 2

ROYAL BANK OF CANADA, as Administrative Agent

By:	“Susan Khokher”
Name:	Susan Khokher
Title:	Manager, Agency

DHX Media Ltd. Amendment No. 2

ROYAL BANK OF CANADA
as a Lender

By:	“Mike Elsey”
Name:	Mike Elsey
Title:	Authorized Signatory

DHX Media Ltd. Amendment No. 2

LENDER SIGNATURES ON FILE WITH ADMINISTRATIVE AGENT

DHX Media Ltd. Amendment No. 2